Galecto, Inc.

Ole Maaloes Vej 3

DK-2200 Copenhagen N

Denmark

75 State Street

Suite 100

Boston, MA 02109

(+45) 70 70 52 10

December 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Galecto, Inc.

Registration Statement on Form S-3

Filed on December 16, 2025

File No. 333-292175 (the “Registration Statement”)

Request for Acceleration

Dear Mr. Buchmiller,

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Galecto, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:01 p.m., Eastern Time, on December 23, 2025, or as soon thereafter as practicable. The Company hereby authorizes each of Ryan A. Murr, Branden C. Berns, and Melanie E. Neary of Gibson, Dunn & Crutcher LLP, counsel to the Company, to make such request on its behalf.

Once the Registration Statement is effective, please orally confirm the event with the Company’s counsel, Gibson, Dunn & Crutcher LLP by calling Melanie E. Neary at (415) 393-8243. The Company also respectfully requests that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to mneary@gibsondunn.com.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Gibson, Dunn & Crutcher LLP, by calling Melanie E. Neary at (415) 393-8243.

Very truly yours,

GALECTO, INC.

By:	/s/ Hans T. Schambye, M.D., Ph.D.
Hans T. Schambye, M.D., Ph.D.
President, Chief Executive Officer and Director

cc:	Ryan A. Murr, Esq., Gibson, Dunn & Crutcher LLP

Branden C. Berns, Esq., Gibson, Dunn & Crutcher LLP

Melanie E. Neary, Esq., Gibson, Dunn & Crutcher LLP